Exhibit 99.2

TRANSALTA CORPORATION

(the “Corporation”)

Annual Meeting of Shareholders

(the “Meeting”)

April 20, 2017

REPORT OF VOTING RESULTS

NI 51-102 - Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

The total number of common shares represented by shareholders present in person and by proxy at the Meeting was126,567,006, representing 43.96% of the Corporation’s outstanding common shares.

1.	Election of Directors

The nine director nominees proposed by management were elected by a show of hands. Proxies were received as follows:

Nominee	Votes For	Percent	Withheld	Percent
John P. Dielwart	118,657,429	97.71%	2,779,026	2.29%
Timothy W. Faithfull	118,789,723	97.82%	2,646,732	2.18%
Dawn L. Farrell	118,761,470	97.80%	2,674,985	2.20%
Alan J. Fohrer	118,877,413	97.89%	2,559,042	2.11%
Gordon D. Giffin	117,995,546	97.17%	3,440,909	2.83%
P. Thomas Jenkins	106,516,301	87.71%	14,920,154	12.29%
Yakout Mansour	118,794,450	97.82%	2,642,005	2.18%
Georgia R. Nelson	106,023,523	87.31%	15,412,932	12.69%
Beverlee F. Park	106,378,987	87.60%	15,057,468	12.40%

2.	Appointment of Auditors

The appointment of Ernst & Young LLP to serve as the independent auditors for 2017 was approved by a show of hands. Proxies were received as follows:

Votes For	Percent	Withheld	Percent
124,293,545	98.33%	2,113,141	1.67%

3.	Advisory Vote on Executive Compensation

The non-binding advisory vote to accept the Corporation's approach to executive compensation was conducted by ballot, and was not approved, as follows:

Votes For	Percent	Against	Percent
57,496,305	47.29%	64,097,750	52.71%